UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2016

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____x_____	Form 40-F __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Index to Exhibits

Exhibit No.	Description

1	Westpac Group Full Year 2016 Financial Results Incorporating the requirements of Appendix 4E
2	Westpac Group Full Year 2016 Financial Results – Presentation and Investor Discussion Pack
3	2016 Final Ordinary Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 8, 2016	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat